ANNUAL REPORT

Chores R Us LLC

222 W Merchandise Mart Plaza suite1212, Chicago, IL 60654

Chicago, IL 60654 www.chorerelief.com



Chores R Us, LLC, having offered and sold equity units of its Class B Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended February 28, 2018. A copy of this report may be found on the company's website at www.chorerelief.com.

FORWARD-LOOKING STATEMENTS We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Annual Report, including, without limitation, those set forth in the "Risk Factors" section of this Annual Report as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events. Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

THE COMPANY AND ITS BUSINESS

ChoreRelief is a gig and freelance marketplace for consumers to source local contractors to help completing chores and small household projects like cleaning, landscaping and handiwork. We have developed apps and a business dashboard that facilitates transactions and the operational management between the parties in an on-demand mobile marketplace. The product also serves as an enterprise business management tool for service providers. The platform allows customers to set their price and find immediate help or schedule for a later date. In turn, providers are not subject to barriers of entry with fees and subscriptions. The Company has developed and tested the products and has been operating for several months. The Company does currently have sales and is developing additional opportunities in staffing services for business clients.

Our competitive focus lies in the intersection of the consumer and provider marketplaces and specifically the way we support the market with a comprehensive approach. To control more of the variables, consumers are able to name a price and time for the selected service. They have an opportunity to receive immediate answers and service and they are able to track the vetted provider via GPS technology. Consumers, in general, want quicker answers and the service sector is inefficient with drawn out processes of service calls, estimates and unreliable providers. Our competitors in this market are companies such as Task Rabbit, Thumbtack and Handy. We believe providers are just as critical to a health and vibrant marketplace. ChoreRelief helps providers realize opportunity by removing barriers and exerting efforts to support the entrepreneur with an enterprise system, relationships, business guidance, data analytics, marketing and other resources other platforms have ignored. We see ourselves as partners.

ChoreRelief does not have any pending litigation or liabilities.

The Team Officers and directors

Tarik Khribech	CEO/Founder

Tarik Khribech, CEO
Tarik is a serial entrepreneur with a Bachelors and Masters degree in Computer Science. After coming to the United States he recognized the sharing economy as a technology enabled version of his culture back home where sharing resources is part of daily life. Tarik's passion is innovation that creates individual prosperity and social good. Tarik started his career in the US as a business analyst in financial services with Citigroup before going to Diners/Discover as a cyber security specialist and SQL developer investigating financial transaction fraud. His systems saved the financial institutions hundreds of millions per year. His first US entrepreneurial project was l'Or d'Afrique, a profitable line of beauty products currently carried in 400 salons across the country. As Tarik analyzed the sharing economy he realized that there's a lot of frustration across all users. Consumers are forced out of the market because prices are too high and their time and needs are not addressed in a respectful manner. Workers are treated like a commodity in highly competitive environments that drive their hourly wages down. He decided to take aim at the dehumanization of workers and focus on creating entrepreneurs. Entrepreneurs and

small businesses bolster economies and create healthy workforces. Tarik found his niche in his desire to disrupt the Corporate model and change lives. He has dedicated himself to this to ChoreRelief's success full time.

Tarik's restless and visionary nature are what keeps ChoreRelief at the forefront of this fast-moving industry.

Adam Cisek, Director

A dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship, Adam finds his fulfillment in the joy of seeing others succeed. Adam's has focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. He possesses a diverse set of experiences across business disciplines that create a unique blend of acumen valuable in the high demand and intensity of a startup. He has a background in corporate accounting, finance, data analytics, and systems. He has served as Director at Premium Themes and Quality Culinary over the previous two decades.

Adam has spearheaded many of the company's efforts in developing business channels and envisioning the additional opportunities within our core competencies.

Related party transactions

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has made this investment in the company and received 200,000 Class A Units of the company's equity. A summary of these expenses can be found in the Financial Statements Notes. The sum of these expenses are approximately $180,669.

RISK FACTORS

These are the principal risks that related to the company and its business:

- The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that Chores R Us, LLC. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.
- In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion

of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

- We rely on service providers to carry sufficient insurance coverage. We depend on service providers to carry insurance to cover their work. Even though we employ vetting procedures and back ground checks certain service providers may lack insurance coverage and expose the company to liability from poor work or damage. We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations. We did not solely create the product that we use to facilitate transactions. Instead, we engaged contractors and third parties to help develop our products and develop improvements. We rely on service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience slower improvement and development lags leaving our product uncompetitive. Defects in the system could cause damage to the brand and decrease demand for the brand.

- We depend on third-party service providers to serve our customers and provide operation functions. We do not provide the service to customers but we facilitate transactions. Instead, we engage contractors to provide the actual service. We rely on service providers because our goals are aligned in earning sales. If service was interrupted or executed at a poor level and we were not able to find alternate third-party providers, we could experience slower service lags and quality issues causing damage to the brand and decrease demand for the brand.

- Through our operations, we collect and store certain personal information that our customers provide, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal

claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

- In general, demand for our products and services is likely to be correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.
- The Company's success depends on the experience and skill of the board of advisors, its executive officers and key employees. The Company is dependent on Tarik Khribech who is our CEO since founding. The Company intends to enter into employment agreements with Khribech although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Khribech or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

- We are subject to income taxes as well as non-income based taxes in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

- We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We Downloaded by Confidential 15 expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors

could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

- Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales,

financial condition and results of operations could be adversely affected. • Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent service providers. We believe that the success of our product name brand will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

- The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for freelance and chore related services may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

- We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all. Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share of our membership interest. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of membership interest. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business. • We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively. We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interestbearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

- If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of home service, freelance and chore based types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, any newer products and services that have additional features may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our products and services, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

The equity structure of the company consists of three classes of LLC units as listed in the table below.

Capitalization as of February 28, 2018

Class	Issued
Class A Management, Voting	6,500,000
Class B Preferred, Voting	500,000
Class C Investor, Non-Voting	439,700

Classes of securities

- Class A Voting Management Member Units: 6,500,000

Class A Units are management units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class A Units have voting rights on major company decisions.

Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

The company does plan to offer grants to the founding team. The terms of these have not been decided to date.

- Class B Voting Preferred Member Unit: 500,000

Class B Units are preferred investor units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class B Units have voting rights on major company decisions.

Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are prorata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

- Class C Common Non-Voting Member Unit: 439,700

Class C Units are common investor units. These do not have voting units but are equal to other classes in terms of transfer and economic rights.

Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are prorata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

What it means to be a Minority Holder Risks Related to Minority Ownership

A majority owner, if committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.

The majority owners may make a decision that the investors think is bad and puts your interest in the company at risk. The investors may see the majority owner running the company poorly. The investors can try to convince him that it is the wrong decision, but he doesn't have to consider investors position. The investors have limited rights, if any, to have your interest bought out. You may want to cash out your interest. State law may give you the right to force the company to buy you out, but these rights are limited. While the investors would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business. Dilution

There is not a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year. However, the Company does intend to grant units to key employees.

Investor's stake in the company could be diluted due to the company issuing more units. The percentage you own would be decreased due to an increased amount of shares, even though the value of the company could increase. The increase in the outstanding units could occur through an equity offering (such as angel investment, initial public offering, another crowd funding offering), exercising stock options or conversion of instruments such as convertible notes.

If the company issues more equity the investors could experience value dilution or control dilution. There may also be earnings dilution due to the distribution being paid through increased units of equity.

In respect to dilution the company has issued equity which will not be offered in this campaign. There are issued Class C Units held by the company with intention of selling to investors in the future which not cause dilution. The capitalization details can be seen in the Capitalization Table above. The company also holds Class B units for use of raising capital through convertible notes or any other method decided by management.

Transferability of securities

For a year from purchase, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document in exhibit A. The financial review covers the period ending in 2018-02-28.

Financial Condition

Results of Operations

The past year has been one focus in the areas of product development, marketing and operations. The product development team successfully launched the Android platform summer 2017, which significantly expanded our user market for both consumers and workers and contributed to user acquisition growth. Our development team also released several updates improving and adding numerous functions to the user apps and service pro dashboard. Following user testing, in fall of 2017 we completed an ambitious redesign of the UX which increased ease of use for consumers. Internal management enhancements also were made to the back-end interface for company management data collection and reporting as well as operational oversight.

Engaging marketing consultants to test and develop marketing strategy across paid and organic channels was a priority and provided valuable and applicable data. The company has hired a marketing firm that has developed and implemented a healthy and consistent program of organic marketing content across channels. This has developed our brand identity and convey our core values and mission. Engagement of two marketing firms and a Public Relations consultant helped develop a data composition defining our potential users and how to reach them. User acquisition practices were developed and tested in multiple US markets. We have identified models of market penetration for growth in the upcoming year.

Operational focus was on identifying opportunities within our business model to expand our ability to grow. This set of activities revolved around tending to business clients needs. Researching our business clients needs, the company was able to identify and develop solutions streamlining their staffing procedures using the ChoreRelief technology. These solution stand to be a promising part of our product portfolio. Further, business revenue generated from these efforts is less capital intensive and more labor intensive which is complementary to our structure.

The year's financial activity has been a result of market testing, relationship building and solutions development. All of the efforts have developed recurring orders and sales that are exciting opportunities for growth. These opportunities are the result of countless hours the team has spent researching and developing the path for execution of strategies. The year has been one of intense labor investment from our team.

Gross revenue surpassed $25,000 for the year, however, revenue did not begin until May, 2017. Monthly recurring expenses average approximately $3,800. User acquisition costs remain low provide a clear path for healthy growth. The company is operating at an extremely lean operational model which allows and margin to be expended on resources to grow. The operating losses are still being financed by the founder.

Financial Milestones

The company's short-term goal will focus on reaching the critical mass and mix of consumer and business sales channels to fund operations on an ongoing basis. We project reaching this milestone near the end of 2018. From that point the company focus will be using margin to propel growth and a sustainable business model. In addition to transaction revenue we anticipate developing the business client staffing into additional consulting fees for the design and implementation of our solution.

Liquidity and Capital Resources

Liquidity

The company has a low level of liquidity. Funding continues to come from the founder. Mr. Khribech is committed to continue to the progress and results of the collective efforts.

A company's liquidity is often measured by the current ratio, or a company's ability to pay current liabilities with current assets. This is useful in assessing ChoreRelief's operational liquidity. The company will have current assets in form of cash and receivables. Operationally, ChoreRelief will facilitate smaller amount and frequent transactions which will produce daily liquidity. The company's current ratio will improve as it surpasses the projected break-even-point during third quarter projections. Management understands liquidity as a risk, will monitor it and attempt to mitigate it through raising capital and developing operations.

Capital Sources

The company will seek seed capital through traditional sources by selling equity or issuing convertible notes to investors. The company will use this capital to fund operational expenses to ensure the marketing strategy has sufficient time to establish the desired revenue.

Debt

The company has not acquired any debt since inception. The company does intend to use Convertible Notes to finance additional seed capitalization. The company does have the option to access funds through a traditional line of credit, loan or receivables financing.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

EXHIBIT A TO FORM C-AR

FINANCIAL STATEMENTS FOR Chores R Us LLC

[See attached]

EXHIBIT A TO FORM C-AR

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
February 28, 2018

We have reviewed the accompanying financial statements in this document which reflect the Chores R Us financial results from inception through February 28, 2018. We have supporting documentation for all recorded activity. Our internal review is less in scope than an audit or review by a public accountant. These records were only reviewed internally.

We believe the representation of the financial statements in this document are fair and in conformity with generally accepted accounting principles.

Tarik Khribech

CEO Founder

	Pages
Balance Sheets	2
Income Statement	3
Stockholders Equity	4
Cash Flows	5
Notes to the Financial Statements	6

Balance Sheet

ChoreRelief

As of Feb 05, 2019

ACCOUNTS	Feb 05, 2019
Assets	
Total Cash and Bank	-$43,693.13
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**-$43,693.13**
Liabilities	
Total Current Liabilities	$600.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$600.00**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$44,293.13
Total Equity	**-$44,293.13**

Balance Sheet

ChoreRelief

As of Feb 05, 2019

ACCOUNTS	Feb 05, 2019
Assets	
Total Cash and Bank	-$43,693.13
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**-$43,693.13**
Liabilities	
Total Current Liabilities	$600.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$600.00**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$44,293.13
Total Equity	**-$44,293.13**

Cash Flow

ChoreRelief

Date Range: Jan 01, 2019 to Feb 05, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Feb 05, 2019
Operating Activities	
Sales	$0.00
Purchases	-$7,406.00
Inventory	$0.00
Payroll	$0.00
Sales Taxes	$0.00
Other	$0.00
Net Cash from Operating Activities	**-$7,406.00**
Investing Activities	
Property, Plant, Equipment	$0.00
Other	$0.00
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$0.00
Owners and Shareholders	$0.00
Other	$0.00
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	**-$36,287.13** As of 2019-01-01
Cash Inflow	$0.00
Cash Outflow	$7,406.00
Net Cash Change	**-$7,406.00**
Ending Balance	**-$43,693.13** As of 2019-02-05

NOTE 1- NATLRE OF OPERATIONS

Chores R Us LLC was formed on May 23, 2016 (inception) in the State of Delaware. The financial statements of Chores R Us LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Chores R Us LLC doing business as ChoreRelief is an on-demand mobile marketplace that enables people to outsource chores and small projects to service providers local to their area. ChoreRelief has developed a mobile app and website that facilitates service transactions between the parties. The app also provides an enterprise management tool for the service providers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are suslted by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2018. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues upon payment from the consumer to provider. The consumer payment will be electronically submit through a payment processor. The processor will proportion and submit the respective payments to the Company and provider. The provider will pay ChoreRelief a portion of the total service charged to the customer and retain the remainder.

NOTE

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. 'The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical conections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - DEBT

The Company currently does not have any debt. The Company may elect to issue convertible debt.

NOTE 4 - COMMITMENTS AM) CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

5 MEMBERS' EQUITY

LLC Units
This offering is for Class C equity units. Class C units are non-voting units. Class C equity owners will not have the ability to exercise a vote in company matters.

Ownership interests in the Company shall be represented by three classes of equity, Class A Membership Units, Class B Membership Units and Class C Membership Units. Each Class A Membership Unit has equal governance rights with every other Class A Membership Unit and in matters subject to a vote of the Members has one (1) vote. Class A Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class A Membership Unit may be diluted if the Company issues additional Membership Units.

Class B Membership Units have equal governance rights with every other Class B Membership Unit and in matters subject to the vote of the Members, has one (1) vote. Each Class B Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class B Membership Unit may be diluted if the Company issues additional Membership Units.

Class C Membership Units have equal governance rights with every other Class C Membership Unit and in matters subject to the vote of the Members, has zero (0) vote. Each Class C Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class C Membership Unit may be diluted if the Company issues additional Membership Units.

NOTE 6 - RELATED PARTY TRANSACTIONS
The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has received 200,000 Class A Units of the company's equity for this investment in the company. The sum of these expenses are approximately S 183,555.

NOTE 7 - SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after inception through February 28, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.